14047649

RECEIVED
MAR 04 2014
SEC MAIL PROCESSING SECTION
WASH. D.C.
189

na 3/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38114

8-43487

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/13** (MM/DD/YY) AND ENDING **12/31/13** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Tullett Prebon Financial Services LLC**
(~~Filed as Confidential Information~~)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Hudson Street
(No. and street)

Jersey City	**NJ**	**07302**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christian Pezeu **201-557-5185**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ✓ Certified Public Accountant
- ✓ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/18/14

TULLETT PREBON FINANCIAL SERVICES LLC

(S.E.C. I.D. No. 8-43487)
(NFA I.D. No. 0333185)

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2013

AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act. A statement of financial condition and supplemental report on internal control bound separately has been filed with the Securities and Exchange Commission and the National Futures Association simultaneously herewith as a Public Document.

AFFIRMATION

I, Christian Pezeu, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Tullett Prebon Financial Services LLC (the "Company"), as of and for the year ended December 31, 2013, are true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer, or director, has any proprietary interest in any account classified solely as that of a customer.

March 3, 2014

Signature Date

Chief Financial Officer

Title

Subscribed and Sworn to before me
on this day of March 3, 2014

Notary Public

SE[illegible]MARI DEON[illegible]RSAIN
Notary Public, St[illegible] York
No. 01DE[illegible]
Qual[illegible] in S[illegible] County
Commission Expires [illegible] 22, 2016

TULLETT PREBON FINANCIAL SERVICES LLC

(S.E.C. I.D. No. 8-43487)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Regulation 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Directors and Member of
Tullett Prebon Financial Services LLC:

We have audited the accompanying statement of financial condition of Tullett Prebon Financial Services LLC (the "Company") as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Regulation 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Tullett Prebon Financial Services LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 3, 2014

TULLETT PREBON FINANCIAL SERVICES LLC
Statement of Financial Condition
December 31, 2013

Assets

Cash	$	35,517,900
Cash segregated under federal regulations		500,300
Deposits with clearing organizations (cash of $4,240,800, and securities with a fair value of $10,499,100)		14,739,900
Receivables from brokers or dealers and clearing organizations (net of allowance of $95,100)		29,576,100
Accounts receivable (net of allowance of $395,300)		7,101,400
Prepaid expenses		18,995,000
Goodwill		10,361,100
Due from affiliates		215,300
Other assets		846,600
TOTAL ASSETS	$	117,853,600

Liabilities and Member's Interest

Liabilities

Accrued personnel costs	$	15,818,000
Payables to brokers or dealers and clearing organizations		25,530,600
Payables to customers		130,500
Due to affiliates		690,600
Deferred tax liabilities		613,300
Current tax payable		33,800
Accounts payable and accrued liabilities		1,303,400
Total liabilities		44,120,200

Member's Interest

Total member's interest		73,733,400
TOTAL LIABILITIES AND MEMBER'S INTEREST	$	117,853,600

See notes to statement of financial condition.

1. ORGANIZATION

Tullett Prebon Financial Services LLC (the "Company") has only one member, Tullett Prebon Americas Corp. ("TPAC"). TPAC is a 75% owned subsidiary of Tullett Prebon (No. 1) ("TP No 1") and a 25% owned subsidiary of Tullett Prebon Americas Holdings Inc ("TPAHI"). TP No 1 is a 100% owned subsidiary of TPAHI, which is a 100% wholly-owned indirect subsidiary of Tullett Prebon plc ("TP PLC"), the ultimate parent company and a United Kingdom public company.

The Company is a registered broker/dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a registered introducing broker with the National Futures Association ("NFA").

The Company is engaged primarily as a broker of U.S. government securities, U.S. government agency securities, mortgage-backed securities, municipal bonds, equity securities, corporate bonds and energy related products from its offices in New York and New Jersey. The Company provides brokerage services in the form of either agency or principal transactions. The principal transaction business is done on a matched principal basis, whereby revenue is derived from the spread on the buy and sell transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Significant estimates made for financial reporting purposes mainly relate to goodwill, deferred taxes, and to the allowance for receivables. Actual results could differ materially from estimates.

Revenue Recognition—The Company provides brokerage services to clients in the form of either principal or agency transactions. The Company recognizes revenue from principal transactions primarily by engaging in matched principal transactions. In addition, the Company also earns commission revenue by acting as an agent on behalf of buyers and sellers. Commission revenue and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Interest Recognition—The Company recognizes interest income on an accrual basis.

Prepaid Expenses—Expense items of a nature which benefit future periods are recorded as prepaid expenses and are amortized over actual periods benefited. Included in prepaid expenses are Incentive Contract payments ("ICP") to various employees. The ICPs are amortized over the life of the service contract and recorded within personnel costs.

Receivables from and Payables to Brokers or Dealers and Clearing Organizations—Receivables from brokers or dealers and clearing organizations include commissions and securities failed-to-deliver. Payables to brokers or dealers and clearing organizations primarily include securities failed-to-receive. Receivables from and payables to brokers or dealers and clearing organizations also include net receivables and payables arising from trades pending settlement. An allowance for doubtful accounts is

established for receivables from brokers or dealers and clearing organizations that are in excess of one year outstanding or when specific facts warrant the establishment of an allowance for doubtful accounts.

Accounts Receivable—Accounts receivable are the result of invoiced brokerage commissions on agency transactions. An allowance for doubtful accounts is established for receivables that are in excess of one year outstanding or when specific facts warrant the establishment of an allowance for doubtful accounts.

Payables to Customers—Customer securities transactions are cleared on a deliver versus payment ("DVP") or receive versus payment ("RVP") basis. As such, the Company in its normal course of operations does not hold customer funds or securities. However, at times the Company will have fails to receive against customers. These fails are categorized as payables to customers. In addition the Company will occasionally receive overpayments on account receivables invoices or on settlements of cleared trades. These amounts from customers will be classified as payables to customers.

Securities Transactions—Securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition and are included in receivables from and payables to brokers or dealers and clearing organizations.

Goodwill—The Company tests goodwill for impairment on an annual basis and more frequently when certain events or circumstances exist. Impairment is tested at the reporting unit level. If the estimated fair value exceeds the carrying value of the reporting unit, goodwill at the reporting unit level is not impaired. If the estimated fair value is below the carrying value, further analysis is required to determine the amount of impairment. The Company performed its annual impairment test as of December 31, 2013. The test performed indicated there had been no goodwill impairment. The carrying amount of goodwill is as follows:

Balance as of January 1, 2013	$	10,361,100
Balance as of December 31, 2013	$	10,361,100

Income Taxes—The Company is included in the consolidated U.S. Federal and combined state and local income tax returns of TPAHI. For financial reporting purposes, the Company determines its income tax provision on a separate company basis in accordance with a tax sharing arrangement with TPAC. Amounts due to or receivable from TPAC, with respect to current income taxes, are settled currently.

The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the statement of financial condition using the provisions of the enacted tax laws. In this regard, deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carryforwards, if in the opinion of management, it is more likely than not that the deferred tax assets will be realized. A valuation allowance is required for that component of net deferred tax assets which does not meet the "more likely than not" criterion for realization. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years.

It is the Company's policy to provide for uncertain tax provisions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by the authorities.

Cash Segregated Under Federal Regulations—The Company is required by the SEC regulations to segregate cash to satisfy rules regarding the protection of customer assets.

Fair Value—The accounting guidance for fair value measurements establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and
Level 3	Prices or valuations that require inputs that are both significant to fair value measurement and unobservable

The Company's financial instruments measured at fair value consist of U.S. Treasury bills of $10,499,100 and are classified within Level 1 of the fair value hierarchy.

Management estimates that the fair values of financial assets and liabilities recognized in the statement of financial condition approximates their carrying values, as such financial instruments are either reported at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Securities Purchased/Sold Under Agreements to Resell/Repurchase—Transactions involving securities purchased/sold under agreements to resell/repurchase ("reverse repurchase agreements" and "repurchase agreements"), principally government and agency securities, are carried at the amounts at which the securities subsequently will be resold/repurchased as specified in the respective agreements; such amounts include accrued interest.

The Company manages credit exposure arising from reverse repurchase agreements and repurchase agreements, by, in appropriate circumstances, entering into collateral arrangements with counterparties that provide the Company, in the event of a default, the right to liquidate collateral. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralized. In many cases, the Company is permitted to sell or repledge the securities received as collateral. At December 31, 2013, there were no securities purchased or sold under agreements to resell/repurchase.

New Accounting Developments—In December 2011, the Financial Accounting Standards Board issued guidance to enhance disclosures about financial instruments and derivative instruments that are either offset or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. Under the amended guidance, an entity is required to disclose quantitative information relating to recognized assets and liabilities that are offset or subject to an enforceable master netting arrangement or similar agreement, including, the gross amounts of those recognized assets and liabilities, the amounts offset to determine the net amount presented in the statement of financial condition, and the net amount presented in the statement of financial condition. With respect to amounts subject to an enforceable master netting arrangement of similar agreement which are not offset, disclosure is required of the amounts related to recognized financial instruments and other

derivative instruments, the amount related to financial collateral (including cash collateral), and the overall net amount after considering these amounts that have not been offset. The guidance is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods and retrospective application is required. The Company adopted the new guidance, effective January 1, 2013. The application of this guidance did not have a material impact on the Company's statement of financial condition.

In January 2013, the FASB issued ASU 2013-01, "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" which clarifies which instruments and transactions are subject to the offsetting disclosure requirements established by ASU 2011-11. The new ASU addresses preparer concerns that the scope of the disclosure requirements under 2011-11 was overly broad and imposed unintended costs that were not commensurate with estimated benefits to the financial statement users. The new disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013. The application of this guidance did not affect the disclosure of these instruments and did not have an impact on the Company's statement of financial condition.

3. CASH

The Company has a concentration in excess of 10% of its total cash at three U.S. financial institutions of approximately $18,504,100, $8,171,300, and $6,829,800. The Company had no cash equivalents as of December 31, 2013.

4. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $500,300 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC or agreements for proprietary accounts of introducing brokers.

5. PAYABLES TO CUSTOMERS

Amounts payable to customers are comprised of the following:

		Payable
Abandoned property	$	116,000
Customer balances		1,500
Money differences		13,000
	$	130,500

6. RECEIVABLES FROM AND PAYABLES TO BROKERS OR DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers, and clearing organizations are comprised of the following:

		Receivable		Payable
Commissions (net of allowance of $95,100)	$	5,842,500	$	3,200
Securities failed-to-deliver		22,603,200		-
Securities failed-to-receive		-		22,161,900
Clearing organizations		578,500		404,600
Trades pending settlement, net		423,000		-
Other		128,900		2,960,900
	$	29,576,100	$	25,530,600

The allowance on receivables from brokers or dealers and clearing organizations decreased by $85,700 from $180,800 in the prior year.

7. ACCOUNTS RECEIVABLE

The allowance on accounts receivable increased by $395,300 from $0 in the prior year.

8. INCOME TAXES

Net deferred tax liabilities arise from temporary differences between the tax basis of an asset or liability and its reported amount on the statement of financial condition. Those temporary differences include the allowance for bad debts and net operating loss carryforwards.

The Company follows accounting guidance which clarifies the accounting for uncertainty in income taxes recognized in the accompanying statement of financial condition. As of December 31, 2013, the Company has not accrued any unrecognized tax benefits in the Company's statement of financial condition. Through its inclusion in the return of TPAC, the Company's tax years from 2009 are subject to examination by the taxing authorities.

9. REGULATORY REQUIREMENTS

As a broker/dealer registered with the SEC, NFA and FINRA, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC and Rule 1.17 of the Commodity Futures Trading Commission ("CFTC"), which specifies uniform minimum net capital requirements. At December 31, 2013, the Company had net capital of $24,824,300 which was $24,574,300 in excess of the minimum SEC and NFA net capital requirement of $250,000. The Company does hold customers' funds and operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the "Customer Protection Rule").

10. EMPLOYEE BENEFIT PLANS

TPAHI maintains a Retirement and Savings Plan (the "Plan") pursuant to Section 401(k) of the Internal Revenue Code for its wholly-owned U.S. operations. The Plan, a defined contribution plan covering all employees over the age of 21, is funded by contributions of its employees.

11. COMMITMENTS AND CONTINGENCIES

Litigation—In the ordinary course of business, various legal actions are brought and are pending or threatened against the Company. In some of these actions substantial amounts are claimed. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Company cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Management believes, based on currently available information, that the results of such matters, in the aggregate, will not have a material adverse effect on its financial condition but might be material to its operating results or cash flows for any particular period, depending upon the operating results for such period. Details relating to certain litigation which the Company deems material are set forth below.

In or about August 2009, the Company became aware of a coordinated and large scale raid on its businesses by BGC which is a competitor in the inter-dealer brokering industry. The raid resulted in the resignation of approximately 77 brokers across multiple product lines from August through December 2009. As part of the scheme to raid the Company's business, two pre-emptive FINRA arbitrations were commenced against the Company by certain individual brokers in an effort to prevent it from interfering with the raid. In response to the raid, the Company has commenced a FINRA arbitration of its own in which it seeks compensatory and exemplary damages as well as costs and injunctive relief as remedy for the wrongful conduct of BGC. The evidentiary hearings in the FINRA arbitration have been completed and the outcome is expected to be known in the first quarter of 2014. TP PLC, has also brought a separate action in the Superior Court of New Jersey seeking damages in respect of the diminution in TP PLC's share price which occurred as a result of the raid. That matter is scheduled to go to trial in May 2014.

Guarantees—In the normal course of business, the Company may enter into contracts that contain various guarantees and indemnities including contracts where it executes, as agent, transactions on behalf of customers through a correspondent clearing broker on a fully disclosed basis. If the agency transactions brokered by the Company do not settle because of failure to perform by either counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. Although the right of the correspondent clearing broker to charge the Company applies to all trades executed through the clearing firm, the Company believes that there is no estimable amount assignable to its obligations pursuant to this right as any such obligation would be based on the future nonperformance by one or more counterparties. Accordingly, at December 31, 2013, the Company has recorded no liabilities with respect to these obligations.

Commitments—As a member of the Mortgage Backed Securities Clearing Corp ("MBSCC"), the Company participates in the Capped Contingency Liquidity Facility ("CCLF"). The CCLF creates overnight repos between the Fixed Income Clearing Corp ("FICC") and each of its solvent firms so that, if a firm fails, the funding to offset its portfolio would be sourced across FICC's membership rather than dependent on an expensive, long-term line of credit. As of December 31, 2013 the Company's commitment to the CCLF was $15,897,700 of which no utilization had occurred.

12. MARKET AND CREDIT RISKS

The Company's brokerage activities include execution and clearance of U.S. government securities, U.S. government agency mortgage-backed securities, municipal bonds, equity securities, corporate bonds and energy related products. Substantially all transactions are executed on a matched principal basis, as defined by FINRA, for undisclosed principals and settle within the prescribed time frames established under industry practices for these securities. Additionally, the Company has a policy of reviewing, on an ongoing basis, the credit standing of its counterparties.

The Company may be exposed to off-balance-sheet credit risk from transactions which do not settle through the Government Securities Division ("GSD") or Mortgage Backed Securities Division ("MBSD") of the FICC. GSD and MBSD help minimize the Company's credit risk exposure to its counterparties by maintaining margin requirements and minimum credit standards for all members. The Company may be exposed to off-balance-sheet credit risk from unsettled transactions including fails to deliver/receive. In the event a counterparty is unable to fulfill its purchase or sale transaction, the Company may be then obligated to purchase or sell at market value which may result in a loss if the amount is different from the contract amount of the transaction. The contractual amount of unsettled purchase and sale transactions with settlement dates subsequent to December 31, 2013 was approximately $6,247,412,000 and $6,247,835,000 respectively. Settlement of the Company's open securities purchase and sale transactions did not have a material effect on the Company's statement of financial condition.

13. MEMBER'S INTEREST

With the exception of regulatory restrictions (see Note 9), there are no restrictions on the Company's ability to make distributions to the member.

14. RELATED-PARTY TRANSACTIONS

Amounts due from and due to affiliates principally represent intercompany advances, pending buys, commission revenues earned and execution fees incurred on behalf of each other as comprised as follows:

	Total Receivable	Total Payable
TPAHI	$ -	$ 485,200
Tullett Prebon Group Limited	5,700	-
Tullett Prebon Americas Corp	-	205,400
Tullett Prebon (Securities) Ltd	69,200	-
Tullett Prebon Information Inc.	1,500	-
tpSEF Inc.	138,900	-
	$ 215,300	$ 690,600

Due from affiliates represent receivables in the normal course of business which are interest bearing and payable on demand. Due to affiliates represent payables in the normal course of business, which are non-interest bearing and payable on demand.

As disclosed in Note 2, the Company is included in the consolidated U.S. Federal and combined state and local income tax returns of TPAHI (see Note 8 for tax).

15. SUBSEQUENT EVENTS

Subsequent events have been evaluated for the statement of financial condition through the date of issuance. The Company does not note any subsequent events requiring disclosure or adjustment to the statement of financial condition.

******

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

March 3, 2014

Tullett Prebon Financial Services LLC
101 Hudson Street
Jersey City, NJ 07302

In planning and performing our audit of the financial statements of Tullett Prebon Financial Services LLC. (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated March 3, 2014 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. The Company is not subject to Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, nor is it subject to Regulation 30.7 of the CFTC. Accordingly, our study did not include tests of the practices and procedures followed by the Company in; (1) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (2) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2013, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP